Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3854
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6146
Pre-Tax Preferred Stock Dividends	$2,148

FIXED CHARGES:
Interest Expense	$41,671
Amortization of Debt Premium, Discount and Expense	522
Interest Component of Rentals	1,256

Total Fixed Charges	43,449
Pre-Tax Preferred Stock Dividends	2,148

Total Fixed Charges and Preferred Stock Dividends	$45,597

EARNINGS:
Net Income before Dividends on Preferred Stock	$98,195
Add:
Income Taxes Applicable to Utility Operating Income	53,870
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	7,700
Total Fixed Charges	43,449

Total Earnings	$203,214

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.5